SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS

Cash and cash equivalents	$	1,907,583
Accounts receivable		3,135,000
Organizational costs (net of accumulated amortization of $52,071)		59,509
Other assets		6,597
TOTAL ASSETS	$	5,108,689

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Parent	$	1,633,543
Accounts payable and accrued expenses		26,644
TOTAL LIABILITIES		1,660,187
MEMBER'S EQUITY		3,448,502
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	5,108,689

The accompanying notes are an integral part of these financial statements.